

Mail Stop 3561

February 23, 2016

William J. Delaney
President and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

> **Re:** **Sysco Corporation**
> **Form 10-K for the fiscal year ended June 27, 2015**
> **Filed August 25, 2015**
> **File No. 001-06544**

Dear Mr. Delaney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition…

Results of Operations

Sales, page 22

1. We note that your sales have increased by 4.7% from 2014 due to increased selling prices, case volume growth and sales from acquisitions. When you list multiple factors that contributed to changes in sales, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. This comment also applies to operating expenses and individual segment results. Please refer to Item 303(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Derivative Financial Instruments, page 65

2. We note your disclosure that in January 2014 you entered into two forward starting swap agreements with notional amounts totaling $2.0 billion in contemplation of securing long-term financing and that these derivatives were designated as cash flow hedges to reduce interest on forecasted 10-year and 30-year debt. We further note that in July 2015 you redeemed the senior notes maturing in 2025 and 2045. It appears that you intend to continue to amortize the cumulative losses recorded in accumulated other comprehensive income through interest expense over the term of the originally issued debt as the amount hedged is anticipated to remain within your capital structure as opposed to reclassifying these losses into earnings. Please explain these transactions and your related accounting to us in more detail specifically indicating how the amount hedged remained in your capital structure subsequent to the redemption of the senior notes. Please include in your response how the hedged forecasted transaction was defined in your formal documentation at hedge inception, and the impact of the July 2015 redemption of debt on your accounting. Please explain how you determined that the forecasted transaction continued to be probable of occurring and whether and how the forecasted transaction actually occurred or will occur. Please finally address how you determined that continuing to amortize the accumulated OCI was appropriate as opposed to a reclassification to earnings. Please be detailed in your response providing a step-by-step analysis of your significant judgments from inception of the hedge to the most recent relevant date.

Exhibit 23.1

3. We note that the consent of independent registered public accounting firm is not signed by your auditors. Please file a signed consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products